

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Robert Alexander, Ph.D.
President and Chief Executive Officer
Allakos Inc.
75 Shoreway Road, Suite A
San Carlos, CA 94070

　　　　Re: Allakos Inc.
　　　　Amendment No. 2 to Draft Registration Statement on Form S-1
　　　　Submitted May 18, 2018
　　　　CIK No. 0001564824

Dear Dr. Alexander:

　　　　We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement submitted May 18, 2018

Prospectus Summary
Overview, page 1

1.　　　We note your revision in response to prior comment 1. Given the prominence of the graphic on page 1, the revised graphic does not sufficiently distinguish which indications you are currently pursuing. Please remove the indications you are not pursuing from the prominent graphic on page 1, or revise to more clearly distinguish the indications you are currently pursuing from those you are not.

2.	We note your response to prior comment 2 and your revised disclosure that your "wholly owned monoclonal antibody has...improved patient symptoms...." However, in light of the nature and function of your product candidate, this language regarding improved patient symptoms continues to suggest that AK002 is likely to be found to be effective for purposes of regulatory approval. Please revise to clarify how and what kind of information regarding patient symptoms was gathered from participants in your Phase 1 trial and consider presenting this information in the aggregate without drawing the conclusion that the product was found or is likely to be found to be effective.

AK002 Clinical Development Plan, page 4

3.	We note your response to prior comment 3. It appears from your disclosure regarding the results of the Phase 1 trial for patients with EG that there were secondary endpoints for which you did not describe the results. For this and your other trials, please expand to provide a specific description of these endpoints, how they were or will be measured, whether they were met with statistical significance and whether any serious adverse events were reported. Also, where you describe results of the Phase 1 trial involving patients with ISM, disclose that the protocol was not designed to show observed results with statistical significance.

	You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

								Division of Corporation Finance
								Office of Healthcare & Insurance

cc:	Tony Jeffries, Esq.